July 11, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:              Robert Shapiro
Theresa Brillant

Re:	NeoGames S.à r.l. Form 20-F for the Year Ended December 31, 2021 Filed April 14, 2022 Form 6-K Filed May 19, 2022 File No. 001-39721

Ladies and Gentlemen:

On behalf of NeoGames S.à r.l.. (the “Company”), we hereby provide this letter that includes the Company’s response to the letter received on July 1, 2022 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Staff”).

In the Letter, the Staff has asked that the Company explain its consideration of furnishing a Form 6-K with the financial statements of Aspire Global Plc. which were included in the prospectus supplement registered with the Swedish Financial Supervisory Authority.

The Company respectfully acknowledges the Staff’s request and advises the Staff as follows:

•
Concurrently with the furnishing by the Company’s Form 6-K on May 19, 2022, the Company furnished an amendment to its Form CB furnished by the Company on April 27, 2022. The amendment to Form CB, dated May 19, 2022, included as Exhibit 99.1 the prospectus supplement registered with the Swedish Financial Supervisory Authority and as Exhibit 99.2 the offer document supplement, which included Aspire Global Plc.’s interim financial report for the three months ended March 31, 2022, as publically disclosed by Aspire (the “Financial Report”).

•
Form 6-K, General instruction B provides that: “Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished […].” Since the Financial Report was previously furnished on Form CB, the Company did not consider it to be required to furnish the Financial Report on its Form 6-K.

We hope the foregoing answers are responsive to your request.  Please do not hesitate to contact me by telephone at +212.906.4667 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Joshua Kiernan of LATHAM & WATKINS LLP

cc:          (via email)
Moti Malul, NeoGames S.à r.l.
Raviv Adler, NeoGames S.à r.l.